March 14, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey Jeff Kauten Brittany Ebbertt Kathleen Collins

Re:	CoreWeave, Inc. Registration Statement on Form S-1 Filed March 12, 2025 File No. 333-285512

Ladies and Gentlemen:

We are submitting this letter on behalf of CoreWeave, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 13, 2025 (the “Letter”), regarding the Company’s Registration Statement on Form S-1, initially filed by the Company with the Commission on March 3, 2025 (the “Original Registration Statement”), as amended by Amendment No. 1 to the Original Registration Statement, filed by the Company with the Commission on March 12, 2025 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*],” be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

March 14, 2025

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note that you highlight annual revenue, revenue growth, operating income margin and adjusted operating income margin in your graphic disclosures. Please revise to provide a more balanced presentation of the company’s financial health by presenting net loss information with equal prominence to your other measures.

The Company acknowledges the Staff’s comment and advises the Staff that it will update the graphic disclosures included in the next filing of the Registration Statement to address the Staff’s comment by including the Company’s net loss amount for the year ended December 31, 2024 with equal prominence to the other measures set forth in the graphic disclosures.

Prospectus Summary Overview, page 2

2.

We note your revised disclosure on page 155 where you state that Microsoft will represent less than 50% of your expected future committed contract revenues when combining your RPO balance of $15.1 billion as of December 31, 2024, and up to $11.55 billion of future revenues from the recently signed Master Services Agreement with OpenAI. Please tell us the amount of RPO applicable to Microsoft as of December 31, 2024. Also, revise to include similar disclosure elsewhere where you discuss your RPOs (i.e. pages 2, 94, 102 and 130).

The Company acknowledges the Staff’s comment and supplementally informs the Staff that, as of December 31, 2024, the amount of remaining performance obligation (“RPO”) applicable to Microsoft Corporation (“Microsoft”) was $[*]. As a result, Microsoft represented [*] of the Company’s expected future committed contract revenues when combining the RPO balance of $15.1 billion as of December 31, 2024 and up to $11.55 billion of expected future revenues from the recently signed Master Services Agreement with OpenAI OpCo, LLC. The Company further advises the Staff that the Company will revise its disclosure included in the next filing of the Registration Statement to include disclosure similar to that on page 155 elsewhere in the Registration Statement where the Company discusses its RPOs (other than the graphic disclosures and in the Company’s consolidated financial statements and accompanying notes).

Notes to Consolidated Financial Statements

Note 17. Subsequent Events, page F-58

3.

We note your revised disclosures on page 125 regarding additional RSU grants after December 31, 2024. Please revise to include a discussion of such grants and disclose the estimated stock-based compensation expense, both here and on page 125, that will impact your future financial statements. Refer to ASC 855-10-50-2(b).

The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure included in the next filing of the Registration Statement to include disclosure of the Company’s additional RSU grants after December 31, 2024 and the associated estimated stock-based compensation expense in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates-Common Stock Valuations” and the Subsequent Events note to the notes to the Company’s consolidated financial Statements included in the Registration Statement.

* * * * * * *

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

March 14, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Aman Singh, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP

3

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]